ACI Worldwide 6060 Coventry Drive Elkhorn, NE 68022-6482 United States

T +1 402 390 7600 www.aciworldwide.com

September 22, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ACI Worldwide, Inc. Registration Statement on Form S-4 Filed on August 30, 2011, as amended on September 15, 2011 and September 21, 2011 File No. 333-176557
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, ACI Worldwide, Inc. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-176557) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 4:30 p.m. (New York City time) on September 26, 2011 or as soon thereafter as is practicable.
     The Registrant acknowledges that:
•	should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please confirm that the Registration Statement has been declared effective by telephoning me at (402) 778-2183.
* * *
     Thank you for your attention to this matter.

Very truly yours, ACI WORLDWIDE, INC.
By:	/s/ Dennis P. Byrnes
	Name:	Dennis P. Byrnes
	Title:	Executive Vice President, General Counsel and Secretary